UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Clarification on News:

Decision on Diesel Price Adjustment

Rio de Janeiro, April 12, 2019 - Petróleo Brasileiro S.A. - Petrobras informs that it received the Official Letter No. 123/2019/CVM/SEP/GEA-1, which requests the following clarification:

Official Letter No. 123/2019/CVM/SEP/GEA-1

“Mr. Director,

1. We refer to the news published on 04-11-2019, in the G1 news portal, Economics section, under the title: “Bolsonaro orders, and Petrobras gives up diesel price increase in refineries”, which include the following statements:

This Thursday night (11) Petrobras gave up the diesel price increase in refineries announced earlier. The withdrawal of the company’s decision came after a determination of President Jair Bolsonaro.

2. In this regard, we request a statement from the company on whether or not the news are true and, if that’s the case, explain the reasons why it understood that it is not a material fact, as well as comment on other information considered relevant on the matter.”

Clarification

In response to the Official Letter, Petrobras clarifies that, given that there was an increasing range of information on a possible new truck drivers stoppage similar to that occurred in the country in May 2018, the Executive Board, on 03-25-2019, decided to change the frequency of diesel price adjustments, which started to be carried out in periods of fifteen (15) days or longer, as per market communication released on 03-26-2019.

Independent from this, Petrobras has maintained protection mechanisms in place, such as hedging through derivatives, aiming to preserve the profitability of its refining operations.

Since then, the Company has been monitoring, through its Crisis Committee, the scenario of a potential strike and its possible impacts to Petrobras, similar to those assessed at the aforementioned truck drivers’ strike, such as logistics challenges, throughput reduction in refineries, with the risk of a potential stoppage in operations and direct losses impacting the bottom line of the Downstream area and, consequently, of the Exploration & Production area, among others.

Within the announcement of a 5.7% increase in the diesel price on 04-11-2019, and the threatening of a new truck drivers strike, the Federal Government warned of the possible worsening of the situation and requested clarification from Petrobras regarding the proposed price increase.

Therefore, the Company reviewed its hedge position and assessed that the operations executed on Wednesday (04-10-2019) allowed an extension in the diesel price adjustment for a few days more.

In view of this scenario, Petrobras decided, based on a technical evaluation, that it would not change the diesel price for the time being, and communicated such decision to the market in a timely manner.

Petrobras reaffirms the maintenance of the diesel price aligned with the international market, with the average price in 2019 above the IPP (International Parity Price).

Facts deemed relevant shall be disclosed to the market in a timely manner.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer